UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant Regulation A of the Securities Act of 1933

September 20, 2016

(Date of Report (Date of earliest event reported))

MogulREIT I, LLC

(Exact name of registrant as specified in its charter)

Delaware	32-0487554
(State or other incorporation)	(I.R.S. Employer Identification No.)

10780 Santa Monica Blvd., Suite 140

Los Angeles, CA 90025

(Full mailing address of principal executive offices)

(877) 781-7153

(Issuer’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9.                                                         Other Events

Departure of General Counsel and Secretary of Our Manager

As of September 20, 2016, Ryan Sakamoto departed from his role as General Counsel and Secretary of RM Adviser, LLC (our “Manager”), and is no longer an employee of our Manager, Realty Mogul, Co., or any of their affiliates.

Modifications to Master Loan Purchase Agreement

Our Manager modified the Master Loan Purchase Agreement, which was previously filed with the Securities and Exchange Commission on August 15, 2016 as Exhibit 6.6 to the offering circular dated August 15, 2016 (the “Offering Circular”).  Specifically, our Manager updated clause 5 of the Master Loan Purchase Agreement to read as follows:

Purchase Price. In consideration for each Purchased Loan, Purchaser shall pay to Seller on the Purchase Date the following “Purchase Price”: the original principal balance of the Loan at the time acquired or originated by Seller, provided that if one or more principal payments have been made, Seller shall deliver to Purchaser an amount equal to all such previously paid principal payments.  The Purchase Price shall be increased by an amount equal to all interest accrued but unpaid on the Purchased Loan from the date of its origination.  The parties acknowledge that Seller shall retain all origination fees.

Previously, this clause (i) defined the Purchase Price as the outstanding principal balance of the Loan and (ii) noted that the Purchase Price would be increased by the amount of interest accrued, whether paid or unpaid, on the Loan.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOGULREIT I, LLC

By:	RM Adviser, LLC
Its:	Manager

By:	/s/ Jilliene Helman
Name:	Jilliene Helman
Title:	Chief Executive Officer

Date:	September 20, 2016